January 9, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mark Webb

Re:	The Money Tree Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 28, 2007

File No. 333-122531

Post Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 28, 2007

File No. 333-122533

Dear Mr. Webb:

We are in receipt of your comment letter dated January 7, 2008 to The Money Tree Inc. We have addressed your comment letter by reproducing the comment below and providing our response immediately following.

Form S-1

Plan of Distribution, page 64

1. Comment: We note both offerings are being sold by your executive officers. Advise us of your authority under Rule 3a4-1 of the Exchange Act or any other authority to conduct simultaneous offerings.

Response: The securities in each offering are being sold through one designated selling executive officer. Dellhia “Cissie” Franklin, Vice President – Customer Service, is the designated selling executive officer for the Debentures and Jennifer Ard, Vice President – Individual Retirement Accounts, is the designated selling executive officer for the Demand Notes. If either of them becomes unavailable, another executive officer will be appointed. Each of these designated selling executive officers will meet the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii) of the Securities Exchange Act of 1934, in that:

1. Neither individual is currently, nor will either of them be at the time of her participation in the offering, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act;

United States Securities and Exchange Commission

January 9, 2008

2. Neither individual will be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Neither individual will be, at the time of her participation, an associated person or a broker/dealer; and

4. Both individuals (A) primarily perform substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; (B) are not, and have not been, a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) neither individual has participated in selling an offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

Please be advised that the primary method of selling the Debentures and Demand Notes will be the placement of advertisements in local newspapers and the purchase of roadway sign advertisements in the States in which we have properly registered the offerings. From those advertisements, potential investors either call our executive office or stop by a local branch office to receive a copy of the prospectus. We also intend to have certain information relating to the offerings available on our website. While our executive officers do not blindly solicit any potential investors, the two individuals identified above only will contact persons who fill out an investment prospect form at one of our branch office locations providing their name, address, telephone number and type of security they are interested in learning more about. Occasionally, these individuals may also call current investors to solicit further securities sales.

Branch managers at our branch office locations may not solicit potential investors or answer questions relating to the offerings. They may assist investors who have questions about completing the investment application. However, upon receiving any substantive questions relating to investments, branch managers instruct the potential investor to call the executive office. In order to assist us with answering substantive questions relating to the offerings, the following executive officers (the “Investment Officers”) will be authorized to answer telephone inquiries from potential investors relating to either offering:

•	Dellhia “Cissie” Franklin, Vice President – Customer Service
•	Karen V. Harrell, Vice President – Investments
•	Clayton Penhallegon, Second Vice President – Investments
•	Bradley D. Bellville, President
•	Beverly A. Cross, Corporate Secretary
•	Jennifer Ard, Vice President – Individual Retirement Accounts and Assistant Corporate Secretary

The Investment Officers will answer questions from potential investors who call our designated toll-free telephone number (877-468-7878), our designated Georgia telephone

United States Securities and Exchange Commission

January 9, 2008

number (229-248-0990) or are transferred from our main telephone number. Their responses to potential investors will be limited to calling attention to the information in the prospectus. Under no circumstances will the Investment Officers be authorized to give investment advice, recommend that a potential investor buy Debentures or Demand Notes, or otherwise make any statement not derived from the prospectus.

The Investment Officers will be educated as to the content of the prospectus. If any question is posed that would require information outside of the prospectus, the Investment Officers will advise the potential investor that an authorized selling executive officer will contact him or her. Then, the Investment Officer will advise the designated selling executive officer for that offering about the inquiry. Responses to potential investors who have not previously received the prospectus will be limited to requesting name, address, and other identification information to facilitate sending out the prospectus and informing them that we will send them a prospectus. Prospectuses also may be requested through the company’s website or by email, and our responses to these requests will be similarly limited. Prior to the commencement of the offerings, we will provide training and written instructions to all employees to ensure their understanding of the limitations relating to the offerings. None of our employees will receive any compensation based in any way on whether a potential investor purchases our securities.

In summary, the Investment Officers’ activities will be strictly clerical and ministerial, or will otherwise be strictly limited to those activities permitted under Exchange Act Rule 3a4-1(a)(4)(iii). Their role in these transactions will be to facilitate the prompt and complete distribution of the offering materials to potential investors and to provide a vehicle for responding to their unsolicited inquiries from the information provided in those offering materials. In light of the limited clerical and ministerial activities of the Investment Officers and the appointment of separate designated selling executive officers for each of the Debentures and Demand Notes, we believe the offerings are being sold in compliance with Rule 3a4-1 of the Exchange Act.

Please call me at (404) 572-6745 with any questions you may have.

Sincerely,

/s/ Michael K. Rafter
Michael K. Rafter

cc:	Bradley D. Bellville

Natasha Wood

Michael R. Clampitt

Mitesh J. Patel, Esq.